FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 17, 2020

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the major resolutions of AUO 2020 Annual General Shareholders' Meeting”, dated June 17, 2020.

2.	Taiwan Stock Exchange filing entitled, “To announce that AUO 2020 Annual General Shareholders' Meeting resolved to lift non-competition restrictions on board members”, dated June 17, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 17, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

June 17, 2020

English Language Summary

Subject: To announce the major resolutions of AUO 2020 Annual General Shareholders' Meeting

Regulation: Published pursuant to Article 4-18 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/06/17

Contents:

1.	Date of the shareholders meeting:2020/06/17

2.	Important resolutions (1) Profit distribution/ deficit compensation:

Recognized the proposal for the distribution of 2019 earnings

3.	Important resolutions (2) Amendments to the corporate charter:

Approved the amendments to Articles of Incorporation

4.	Important resolutions (3) Business report and financial statements:

Recognized 2019 Business Report and Financial Statements

5.	Important resolutions (4) Elections for board of directors and supervisors:None

6.	Important resolutions (5) Any other proposals:

(1)	Approved issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares for cash in public offering and/or issuance of new common shares for cash in private placement and/or issuance of overseas or domestic convertible bonds in private placement

(2)	Approved the demerger of the Company's business of the General Display and the Public Information Display to the Company's wholly-owned subsidiary and the Demerger Proposal

(3)	Approved the amendments to Rules and Procedures for Shareholders’ Meeting

(4)	Approved to lift non-competition restrictions on board members

7.	Any other matters that need to be specified:None

Item 2

AU Optronics Corp.

June 17, 2020

English Language Summary

Subject: To announce that AUO 2020 Annual General Shareholders' Meeting resolved to lift non-competition restrictions on board members

Regulation: Published pursuant to Article 4-21of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/06/17

Contents:

1.	Date of the shareholders meeting resolution:2020/06/17

2.	Name and title of the director with permission to engage in competitive conduct:

(1)	Frank Ko, Representative of AUO Foundation, the Company's director

(2)	Peter Chen, Representative of BenQ Foundation, the Company's director

(3)	Jang-Lin (John) Chen, Independent Director

3.	Items of competitive conduct in which the director is permitted to engage:

(1)	Frank Ko

Serve as the Director of Darwin Precisions Corporation

Serve as the Director of ADLINK Technology Inc.

(2)	Peter Chen

Serve as the Director of HITRON Technologies Inc.

(3)	Jang-Lin (John) Chen

Serve as the Technology Consultant of NS Nanotech, Inc.

4.	Period of permission to engage in the competitive conduct:

Within the period of serving as Director of the Company.

5.	Circumstances of the resolution (please describe the results of voting in accordance with Article 209 of the Company Act):

The resolution was adopted by a majority of the shareholders presented at the general meeting who represented two-thirds or more of the total number of the Company's outstanding shares.

6.	If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the directors (if it is not the operator of a Mainland-area enterprise, please enter “N/A” below): N/A

7.	Company name of the mainland China area enterprise and the director's position in the enterprise: N/A

8.	Address of the mainland China area enterprise: N/A

9.	Operations of the mainland China area enterprise: N/A

10.	Impact on the company's finance and business: N/A

11.	If the directors have invested in the mainland China area enterprise, the monetary amount of the investment and their shareholding ratio: N/A

12.	Any other matters that need to be specified: None.